Shareholder meeting results (Unaudited)
November 19, 2009 meeting

At the meeting, each of the nominees for Trustees was elected, as follows:
			Votes for 	Votes withheld
Ravi Akhoury 		30,343,121 	1,074,427
Jameson A. Baxter 	30,342,110 	1,075,438
Charles B. Curtis 	30,331,098 	1,086,450
Robert J. Darretta 	30,356,867 	1,060,681
Myra R. Drucker 	30,341,334 	1,076,214
John A. Hill 		30,326,341 	1,091,207
Paul L. Joskow 		30,330,984 	1,086,564
Elizabeth T. Kennan 	30,327,589 	1,089,959
Kenneth R. Leibler 	30,326,722 	1,090,826
Robert E. Patterson 	30,341,154 	1,076,394
George Putnam, III 	30,334,470 	1,083,078
Robert L. Reynolds 	30,348,125 	1,069,423
W. Thomas Stephens 	30,330,792 	1,086,756
Richard B. Worley 	30,339,947 	1,077,601

A proposal to approve a new management contract between the fund and Putnam Management was approved as follows:

Votes
For		19,979,861

Votes
against 	755,728

Abstentions	824,262

Broker
non-votes	9,857,697

All tabulations are rounded to the nearest whole number.